FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 5, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


                                     Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 5, 2003                                   By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued - Wednesday 3rd December 2003, London

       GLAXOSMITHKLINE UNVEILS A BROAD R&D PIPELINE OF INNOVATIVE SCIENCE
                           AND CLASS-LEADING COMPOUNDS

At a presentation to investors today, GlaxoSmithKline demonstrated that the company's unique R&D structure is delivering a large and diverse pipeline. GSK now has 147 projects in clinical development, spanning a variety of therapeutic areas and encompassing a number of pioneering approaches to treating patients in need.

The 147 projects include 82 new chemical entities (NCEs), 45 product line extensions (PLEs), and 20 vaccines. The pipeline is maturing as projects move into later stages of development; 98 are now in clinical Phases II and III/registration. GSK described how this innovative pipeline will underpin long-term growth, and highlighted several measures of increased R&D productivity and opportunity.

The company has 30 more NCEs in the pipeline than at October 2001, and has increased the number of NCEs in Phase II and III/registration from 23 to 44 today. GSK`s goal is to bring more than 20 NCEs to Phase III development over the next three years, leading to an anticipated record number of filings over the next five years, many with the potential to reach blockbuster status. The company expects to make up to 16 significant product filings in 2004-5.

"By radically redesigning our R&D organisation we are tackling the problem of R&D productivity that currently plagues the industry," said Dr. Jean-Pierre Garnier, Chief Executive Officer of GlaxoSmithKline. "The impact of this bold move is clearly seen in the evolution of GSK's broad and deep pipeline of innovative medicines across a spectrum of key therapeutic areas."

GSK's R&D is structured to take advantage of size at the beginning and the end of the R&D process where large-scale research is needed - such as screening targets against compounds and conducting large-scale clinical trials. However, to bridge the interface between discovery and development, the organisation is divided into new, small, biotech-like business units - Centres of Excellence for Drug Discovery (CEDD) - that can take full advantage of flexibility and focus.

"Our new CEDD structure is working well. We are developing more quality compounds than ever before. This is enabling us to renew our pipeline in disease areas where we are leaders - like respiratory and psychiatry - and to build strong portfolios in areas like oncology and cardiovascular disease," said Dr. Tadataka Yamada, Chairman of R&D at GSK.

At the investor meeting, GSK executives featured 35 promising compounds, selected for novelty, impact on disease and commercial potential. Compounds in the following disease areas were among those highlighted:

                                     CANCER
    572016 - first dual kinase inhibitor for the treatment of solid tumours

Cancer affects 1 in 3 people. `016 - a first of its kind dual kinase inhibitor - is intended for the treatment of a broad range of solid tumours and targets the ErbB1 and ErbB2 kinases found in 30-80% of cancer tumours. In Phase I studies among patients who had failed multiple prior treatments with other drugs, 46% of breast cancer patients treated with `016 showed either a partial response or stable disease. Positive responses were also seen across a wide range of other solid tumours including non-small cell lung, bladder, head & neck and gastric cancers. GSK expects to file for regulatory approval of this once-daily, oral therapy in 2005.

        Cervarix - first vaccine with potential for 100% efficacy against two types of human papillomavirus

Cervical cancer is the second most common cause of cancer death in women world-wide. In Phase II studies, Cervarix, one of the new vaccines highlighted by GSK, demonstrated 100% effectiveness in preventing persistent infection by the two human papillomaviruses (HPV) with the highest risk for causing cervical cancer: HPV16 and HPV18. Cervarix has the potential to prevent more than 70% of cervical cancers. Phase III trials enrolling 25,000 women will begin in 2004. Filing is expected in 2008.

                                   PSYCHIATRY
   353162 - new anti-depressant with potential for greater control of symptoms

`162, the company's next generation noradrenaline/dopamine reuptake inhibitor
(NDRI), is a potent, dual-action, non-serotonergic antidepressant that offers tolerability benefits compared with SSRIs. `162 offers a unique balance between noradrenaline and dopamine activity with the potential to be a highly effective antidepressant treatment that can also address a range of symptoms, including the pain and fatigue that are commonly associated with depression. `162 is expected to move into Phase III in 2004; filing is targeted for 2006.

                             CARDIOVASCULAR DISEASE

 480848 - first Lp-PLA2 inhibitor targeting a newly identified risk factor for heart disease

Although cholesterol-lowering statins dominate the atherosclerosis market, 50% of patients at risk for cardiovascular disease have normal levels of "bad" cholesterol (LDLc -- low density lipoprotein cholesterol). The enzyme Lp-PLA2 (lipoprotein-associated phospholipase A2) may be as important as cholesterol as a predictor for cardiovascular risk, based on an emerging body of significant epidemiological research. GSK's compound, `848, is the first in a class that dramatically lowers Lp-PLA2 activity in atherosclerotic plaque, which is expected to reduce inflammation in arterial walls. This new approach could lead to the next generation of drugs to reduce cardiovascular events and deaths. `848 is scheduled to move into Phase III in 2004, and filing is expected in 2008.

In addition to Lp-PLA2, GSK highlighted several other projects in cardiovascular disease research that hold the promise of significantly improving treatment options. GSK is developing the next generation of PPAR (peroxisome proliferator-activated receptor) agonists that could provide superior effectiveness in elevating HDL and improving overall lipid profiles, either alone or in combination with other medicines. The company has active programs studying three PPAR receptors - (PPAR-alpha, PPAR-delta, and PPAR-gamma) - that may also lead to development of better treatments in diabetes and dyslipidaemia.

                   Odiparcil - a novel anti-clotting treatment

Many patients who are at risk for blood clots, and who take currently available anti-thrombotics, must be monitored for bleeding and potentially for liver malfunction. Odiparcil, developed in collaboration with Fournier, is a novel anti-clotting agent that in a Phase II clinical study showed a reduction in thrombotic events with no drug-related bleeding or liver problems. Odiparcil, therefore, has the potential to reduce the need for patient monitoring. Odiparcil is scheduled for filing in 2007.

                                   RESPIRATORY

                            "Beyond Seretide/Advair"

Building on its strong heritage in respiratory medicine, GSK is continuing its productive research into new ways to treat asthma, chronic obstructive pulmonary disease and allergic rhinitis. Seretide/Advair, the current leading asthma treatment, is composed of an inhaled corticosteroid (fluticasone) and a long-acting beta2-agonist (salmeterol). GSK is currently developing a next-generation, once-daily combination consisting of 685698 (a new long-acting corticosteroid) and 159797 (a long-acting selective beta2-agonist developed with Theravance, Inc.).

`698, an inhaled corticosteroid with prolonged lung retention and potent anti-inflammatory action, has shown evidence of greater potency and the potential for once-daily dosing, compared to existing treatments. In clinical studies, a relatively low 250 mcg dose of `698 was as effective as a much higher-dose of fluticasone (1000 mcg) with minimal, clinically insignificant evidence of cortical suppression. `797, a long-acting inhaled beta2-agonist, is currently in Phase II, and has demonstrated effective 24-hour bronchodilation in asthmatics. The combination is expected to be filed in 2008.

`698 has also demonstrated potent activity against allergic rhinitis. Recent studies of `698 have shown excellent nasal symptom relief after exposure to allergens, superior to that seen with GSK's Flixonase/Flonase against the same allergen exposure. Filing is expected in 2006.

                                      PAIN
       406381 - the first dual-action COX-2 inhibitor targets inflammatory and neuropathic pain

The first dual-action COX-2 inhibitor, `381, is designed to improve on existing drugs in its class. `381 is able to treat two main types of pain - inflammatory and neuropathic - by acting both peripherally and centrally. Currently marketed COX-2 inhibitors have not been proven to be effective in neuropathic pain, like neuralgia. Initial clinical data indicate that `381 penetrates the human brain more effectively than existing COX-2 inhibitors, and is therefore expected to lead to greater effectiveness across a range of pain types, such as osteo-arthritis, rheumatoid arthritis, back pain, and neuropathic pain. Currently in Phase II, `381 is targeted for filing in 2006.

                         Maintaining Near-Term Momentum

GSK also showcased opportunities for maintaining its near-term momentum with late-stage assets and currently marketed products. During 2004-2005, the company intends to deliver 16 significant product filings. GSK is focusing its expertise on bringing several new products to market, and enhancing the value of its existing medicines through new formulations and new indications that bring additional benefits to patients.

Among the potential new products near term is alvimopan, a peripherally-acting mu-opioid receptor antagonist. After open abdominal surgery, many patients experience postoperative ileus, a temporary bowel impairment of variable duration that frequently prolongs hospital stay. Data from completed Phase III studies have shown that, when compared with placebo, alvimopan accelerates the recovery of gastrointestinal function and permits earlier hospital discharge. Alvimopan is also being developed to manage chronic opioid bowel dysfunction which negatively impacts the quality of life for millions of patients using opioid analgesics such as morphine for pain relief. Developed with Adolor Corporation, an application for approval of alvimopan for the management of postoperative ileus is targeted for filing with the FDA late in the first half of 2004.

Another near-term product opportunity is Boniva/Bonviva, a bisphosphonate for osteoporosis co-developed with Roche, which was approved in May 2003 in the US for daily oral dosing. The high potency of Boniva/Bonviva should allow intermittent dosing and greater patient convenience; therefore, the product will be filed for intermittent IV and for monthly oral dosing in 2004.

Solifenacin succinate, to be co-promoted with Yamanouchi, is being developed to treat overactive bladder, relieving urinary frequency, incontinence, and urgency. An estimated 17-20 million people in the US suffer from overactive bladder. Existing therapies are often associated with dry mouth as a side effect. Pivotal studies supporting the regulatory filings for solifenacin indicate that it is effective treating over-active bladder symptoms with a reported incidence of dry mouth of 11% at a 5 mg once-daily dose. Solifenacin received an FDA approvable letter in October 2003, and was filed in Europe in January 2003.

In addition to these new products, GSK outlined further opportunities for developing two existing blockbuster products, Seretide/Advair and Avandia.

Two large-scale clinical trials for Seretide/Advair were highlighted at the meeting: GOAL, which assesses Seretide/Advair use across different severities of asthma; and TORCH, which looks at Seretide/Advair's impact on patient mortality in chronic obstructive pulmonary disease (COPD). These data are expected to confirm the strong efficacy profile of Seretide/Advair in treating asthma and COPD. The company expects to make the data from the 3,500 patient GOAL study available early next year.

At the same time, the company announced that the Avandia franchise is set to benefit from the launch of a new fixed dose combination treatment called Avandaryl. This new medication combines Avandia with Aventis' Amaryl, a market-leading sulphonylurea, and will further extend the Avandia "family" of treatments for Type II diabetes. Avandaryl was filed with the FDA in October 2003.

GSK expects to make two other significant filings for Avandia in 2005: firstly, use of Avandia as an oral treatment for psoriasis; and secondly, an extended release version of GSK's highly successful product Avandamet (a fixed dose combination of Avandia + metformin) which will be called Avandamet XR.

GSK currently has 20 significant product line extensions in Phase II/III development. Already filed is a combination of Epivir-Ziagen. This combination is expected to be the first one pill, once-daily, dual therapy component of recommended HIV/AIDS regimens.

Also in development for the prevention of prostate cancer is Avodart, which is already approved for the treatment of benign prostatic hyperplasia (BPH). An international trial called REDUCE, which will include 8,000 men who are at increased risk for prostate cancer, was started earlier this year.

GSK also revealed at the meeting that it has been granted priority review by the FDA for its application to treat the neurological disorder restless legs syndrome (RLS) with its anti-Parkinson's treatment, ReQuip. If approved, ReQuip will become the first and only drug indicated for the treatment of RLS in the US.

GSK also announced entry of its new migraine combination treatment - sumatriptan & MT400 (naproxen) - into Phase III development. GSK is developing this combination of a 5-HT1 agonist and a long-acting non-steroidal anti-inflammatory drug in conjunction with Pozen Inc., and is expected to file the new product with the FDA in 2005.

Building on its strong portfolio of vaccines, GSK also expects to file three vaccines in 2004. Boostrix is a booster vaccine to prevent diphtheria, tetanus and pertussis for adolescents and adults in the US. Priorix Tetra builds on GSK's existing mumps, measles and rubella vaccine with the addition of varicella, and will be filed in European and International markets.

GSK will also file Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis, which affects young children world-wide. To date over 30,000 children have been vaccinated with Rotarix, and clinical trials have shown the vaccine to have an excellent efficacy profile and to be well tolerated.

Commenting on the R&D event for GSK, Dr. Garnier said: "The success we have seen in R&D gives me great confidence in GSK's future. Our large and diverse pipeline of innovative science and class-leading compounds will secure our future growth. We will continue to drive this pipeline to maturity while also gaining full value from our currently marketed medicines. That's good news for both patients and investors."

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at gsk.com.

S M Bicknell
Company Secretary

                                    - Ends -

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement and the Presentation to which it relates, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the GlaxoSmithKline Annual Report on Form 20-F for 2002.

Without limiting the foregoing, this Announcement and the Presentation to which it relates contain forward-looking statements regarding ongoing drug discovery and development activities, the progress of which depends in significant part on factors not fully within the Group's control, including but not limited to the pace of clinical trial enrolment, the nature of the results of pending and prospective preclinical and clinical trials, the resolution of any unusual difficulties with drug formulation or manufacturing, the outcome of review by regulatory authorities, changes in the prevailing legal/regulatory climate, and the like. The Group's current expectations and other information included in this Announcement and the related Presentation reflect data currently in hand, which may be preliminary in nature, whereas the ultimate progress of investigational drugs through remaining stages of development to regulatory submission, regulatory approval, and commercialisation may differ materially, given inherent risks and uncertainties.

Enquiries:

UK Media enquiries:           Martin Sutton            (020) 8047 5502
                              David Mawdsley           (020) 8047 5502
                              Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:           Nancy Pekarek            (215) 751 7709
                              Mary Anne Rhyne          (919) 483 2839
                              Patricia Seif            (215)  751 7709
                              Rick Koenig              (610) 270 5546

European Analyst/Investor enquiries:  Duncan Learmouth         (020) 8047 5540
                                      Anita Kidgell            (020) 8047 5542
                                      Philip Thomson           (020) 8047 5543

US Analyst/Investor enquiries:        Frank Murdolo            (215) 751 7002
                                      Tom Curry                (215) 751 5419